RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS



The following table sets forth the ratio of earnings to combined fixed charges and preferred share dividends for the periods shown. The ratio of earnings to fixed charges and preferred share dividends was computed by dividing earnings by fixed charges and preferred share dividends. For this purpose, earnings consist of net income before income before gain or (loss) on sale of real estate, minority interest and extraordinary items plus fixed charges. Fixed charges consist of interest costs (including capitalized interest), amortization of debt issuance costs and that portion of rental expense estimated to be attributed to interest.



                      Three Months Ended March 31,
                        2001                 2000
                        ----                 ----
                        1.03                 1.37

-------------------------------------------------------------------------------
                            Years Ended December 31,
      2000            1999            1998           1997           1996
      ----            ----            ----           ----           ----
     1.30              1.50           1.50            1.66           1.71

-------------------------------------------------------------------------------